Exhibit 99.3

Kenon Holdings Ltd.

Registration Number: 201406588W

Annual Report

For the financial period from 7 March 2014 (date of

incorporation) to 31 December 2014

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Kenon Holdings Ltd

Directors’ report

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

Directors’ report

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial period from 7 March 2014 (date of incorporation) to 31 December 2014.

Directors

The directors in office at the date of this report are as follows:

Kenneth Cambie Lawrence Charney N. Scott Fine Vikram Talwar Cyril Ducau Ron Moskovitz Elias Sakellis	(Appointed on 3 Nov 2014) (Appointed on 26 May 2014) (Appointed on 3 Nov 2014) (Appointed on 3 Nov 2014) (Appointed on 7 Mar 2014) (Appointed on 12 Mar 2014) (Appointed on 26 May 2014)

Directors’ interests

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial period, or date of appointment if later, or at the end of the financial period.

Except as disclosed under the “Share options” section of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Except for salaries, bonuses and fees and those benefits that are disclosed in this report and in note 9 to the financial statements, since the beginning of the financial period, no director has received or become entitled to receive, a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

Share options and share plans

During the financial period, there were:

(i)	no options granted by the Company to any person to take up unissued shares in the Company; and

(ii)	no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

As at the end of the financial period, there were no unissued shares of the Company under option plan.

Kenon Holdings Ltd

Directors’ report

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

Auditors

At an extraordinary meeting of the Company held on 29 May 2014, KPMG LLP were appointed as statutory auditors of the Company with effect from the date of their recent consent to act.

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

Kenneth Cambie
Director

Cyril Ducau
Director

March 31, 2015

Kenon Holdings Ltd

Statement by Directors

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

Statement by Directors

In our opinion:

(a)	the financial statements set out on pages FS1 to FS17 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2014 and the results, changes in equity and cash flows of the Group for the period ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorised these financial statements for issue.

On behalf of the Board of Directors

Kenneth Cambie
Director

Cyril Ducau
Director

March 31, 2015

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone Fax Internet	+65 6213 3388 +65 6225 0984 www.kpmg.com.sg

Independent auditors’ report

Members of the Company

Kenon Holdings Ltd

Report on the financial statements

We have audited the accompanying financial statements of Kenon Holdings Ltd (‘the Company’), and its subsidiary (‘the Group’), which comprise the statements of financial position of the Group and the Company as at 31 December 2014, the statements of profit or loss and other comprehensive income, changes in equity and statement of cash flows of the Group for the financial period from 7 March 2014 (date of incorporation) to 31 December 2014, and a summary of significant accounting policies and other explanatory information, as set out on pages FS1 to FS17.

Management’s responsibility for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the Act) and Singapore Financial Reporting Standards, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Kenon Holdings Ltd Independent auditors’ report Financial period from 7 March 2014 (date of incorporation) to 31 December 2014

Opinion

In our opinion, the consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2014 and the results, changes in equity and cash flows of the Group for the financial period from 7 March 2014 (date of incorporation) to 31 December 2014.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 14 to the financial statements which states that the Company has, subsequent to the balance sheet date, acquired certain businesses from its parent company and extended a loan to one of the businesses acquired.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

KPMG LLP

Public Accountants and

Chartered Accountants

Singapore

March 31, 2015

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

Statements of financial position

As at 31 December 2014	Note	Group and Company 2014 US$’000
Assets
Property, plant and equipment	4	365
Investment in subsidiary	7	—
Deposits		68

Non-current assets		433

Prepayments		21
Cash and cash equivalents		305

Current assets		326

Total assets		759

Equity
Share capital	6	3,500
Capital reserve		4,500
Accumulated deficit		(7,609)

Total equity		391

Liabilities
Accruals		19

Trade payables		349

Current liabilities		368

Total liabilities		368

Total equity and liabilities		759

The accompanying notes form an integral part of these financial statements.

FS1

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

Consolidated statement of profit or loss and other comprehensive income

For the financial period from 7 March 2014 (date of incorporation) to 31 December 2014

	Note	2014 US$’000
Revenue		—
Cost of sales		—

Gross profit		—

General and administrative expenses	9	7,609

Loss before tax		7,609
Tax expense	10	—

Loss for the period		7,609

Other comprehensive income		—

Total comprehensive loss for the period		7,609

The accompanying notes form an integral part of these financial statements.

FS2

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

Consolidated statement of changes in equity

For the financial period from 7 March 2014 (date of incorporation) to 31 December 2014

	Note	Share capital US$’000	Capital reserve US$’000	Accumulated deficit US$’000	Total US$’000
At 7 March 2014		—	—	—	—
Total comprehensive loss for the period		—	—	(7,609)	(7,609)
Transactions with owners, recognised directly in equity
Share-based payment transactions	5	—	4,500	—	4,500
Shares issued during the period	6	3,500	—	—	3,500

At 31 December 2014		3,500	4,500	(7,609)	391

The accompanying notes form an integral part of these financial statements.

FS3

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

Consolidated statement of Cash flows

For the financial period from 7 March 2014 (date of incorporation) to 31 December 2014

2014 US$’000
Cash flows from operating activities
Loss before income tax	(7,609)
Adjustments:
– Depreciation	7
– Share plan expense	4,500

(3,102)
Changes in:
– deposits	(68)
– prepayments	(21)
– accruals	19
– trade payables	35

(3,137)
Tax paid	—

Net cash used in operating activities	(3,137)

Cash flows from investing activities
Acquisition of property, plant and equipment	(58)

Net cash used in investing activities	(58)

Cash flows from financing activities
Proceeds from issue of share capital	3,500

Net cash from financing activities	3,500

Net increase in cash and cash equivalents	305
Cash and cash equivalents at 7 March 2014 (date of incorporation)	—

Cash and cash equivalents at 31 December 2014	305

The accompanying notes form an integral part of these financial statements.

FS4

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

Notes to the financial statements

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the Board of Directors on March 31, 2015.

1	Domicile and activities

Kenon Holdings Ltd (the “Company”) is incorporated in the Republic of Singapore. The address of the Company’s registered office is 80 Raffles Place, #26-01 UOB Plaza 1, Singapore 048624.

The Company is a holding company and was incorporated to receive investments spun-off from its parent company, Israel Corporation Ltd. (“IC”). The principal place of business for the Company is 1 Temasek Avenue, #36-01 Millenia Tower, Singapore 039192.

Subsequent to the period end, on 7 January 2015, the Company issued a further 29,883,015 ordinary shares to IC and IC distributed these shares, together with the existing shares it held in the Company, to its shareholders as dividend in kind on 9 January 2015, and as a result, IC ceased to be the parent company of the Company.

The financial statements of the Group as at and for the financial period ended 31 December 2014 comprise the Company and its subsidiary (together referred to as the “Group”).

2	Basis of preparation

2.1	Statement of compliance

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards (“FRS”).

2.2	Basis of measurement

The financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.

2.3	Functional and presentation currency

These financial statements are presented in US dollars, which is the Company’s functional currency. All financial information presented in US dollars has been rounded to the nearest thousand, unless otherwise stated.

2.4	Use of estimates and judgements

The preparation of financial statements in conformity with FRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

3	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

FS5

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

3.1	Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Investments in subsidiaries are stated in the Company’s statement of financial position at cost less accumulated impairment losses.

3.2	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

3.3	Financial instruments

Non-derivative financial assets

The Company initially recognises loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognised initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets as loans and receivables.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents and other receivables.

FS6

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments. For the purpose of the statement of cash flows, pledged deposits are excluded whilst bank overdrafts that are repayable on demand and that form an integral part of the Company’s cash management are included in cash and cash equivalents.

Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

3.4	Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognised in profit or loss.

Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognised as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment.

Depreciation is recognised from the date that the property, plant and equipment are installed and are ready for use.

The estimated useful lives for the current period are as follows:

• Fixtures, fittings and office equipment	3 – 5 years
• Computer equipment	3 – 5 years
• Leasehold improvements	5 – 10 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

FS7

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

3.5	Tax

Tax expense comprises current and deferred tax. Current tax and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

3.6	Impairment

Non-derivative financial assets

A financial asset not carried at fair value through profit or loss is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event has an impact on the estimated future cash flows of that asset that can be estimated reliably.

Loans and receivables

The Company considers evidence of impairment for loans and receivables at both a specific asset and collective level. An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows,

FS8

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. When a subsequent event (e.g. repayment by a debtor) causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit (“CGU”) exceeds its estimated recoverable amount.

3.7	Employee benefits

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

Share-based compensation plans

Qualifying employees are awarded grants of the Company’s shares under the Company’s 2014 Share Incentive Plan. The fair value of the grants are recognised as an employee compensation expense, with a corresponding increase in equity. The expense is amortised over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Company revises its estimates of the number of grants that are expected to vest. It recognises the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

3.8	Provisions

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

3.9	Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

3.10	Key management personnel

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, chief executive officer, interim chief financial officer and general counsel are considered as key management personnel of the Company.

FS9

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

3.11	New standards and interpretations not adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 7 March 2014, and have not been applied in preparing these financial statements. Those which may be relevant to the Company are not expected to have a significant effect on the financial statements of the Company in future financial periods.

4	Property, plant and equipment

	Furniture, fittings and office equipment US$’000	Computer equipment US$’000	Leasehold improvements US$’000	Total US$’000
Group and Company
Cost
At 7 March 2014	—	—	—	—
Additions for the period	84	182	106	372

At 31 December 2014	84	182	106	372

Accumulated depreciation
At 7 March 2014	—	—	—	—
Depreciation for the period	2	3	2	7

At 31 December 2014	2	3	2	7

Carrying amount
At 7 March 2014	—	—		—

At 31 December 2014	82	179	104	365

5	Share incentive plan

Share-based compensation benefits are awarded to employees of the Company under the 2014 Share Incentive Plan (“SIP”). The plan provides grants of the Company’s shares, as well as stock options in respect of the Company’s shares, to management and directors of the Company, its subsidiaries and IC pursuant to awards, which may be granted by the Company from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of the Company.

During the year, share awards were granted to qualifying employees of the Company. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and the Company’s listing on each of the New York Stock Exchange and the Tel Aviv Stock Exchange. The aggregate number of shares that will vest is to be determined based upon the the average closing price of the Company’s shares over the first three trading days commencing upon the listing date.

The Company’s shares commenced trading on the Tel Aviv Stock Exchange on 11 January 2015 and on the New York Stock Exchange on 15 January 2015. Consequently, 225,000 shares granted under the SIP vested on this date. Awards for a further 47,000 shares will vest in 2017 if the respective employees satisfy the continued employment condition.

The Company recognized share based payment expenses of $4,500,000 as general and administrative expenses and a corresponding increase in equity under share capital.

FS10

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

6	Share capital

Company 2014 No. of shares (’000)
Ordinary Shares
In issue at 7 March 2014 (date of incorporation)	—
Issued for cash and bonus shares	23,500

In issue at 31 December 2014	23,500

Issuance of ordinary shares

On the date of incorporation, the Company issued 1 ordinary share at $1 per share.

In June 2014, the Company issued 19,999,999 bonus ordinary shares with no consideration.

In September 2014, the Company issued 2,500,000 ordinary shares at $1 per share.

In December 2014, the Company issued 1,000,000 ordinary shares at $1 per share.

Capital management

The capital structure of the Company comprises of issued capital and accumulated profits. The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirements.

7	Investment in subsidiary

Company 2014 US$’000
Unquoted equity investments, at cost	—

Details of the subsidiary are as follows:

Name of subsidiary	Principal activities	Principal place of business	Ownership interest 2014%
Kenon UK Services Ltd	Dormant company	United Kingdom	100

8	Financial instruments

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	market risk

•	liquidity risk

FS11

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management. Management is responsible for developing and monitoring the Company’s risk management. Management reports regularly to the Board of Directors on its activities.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalent, other receivables and deposits.

The carrying amount of financial assets in the statement of financial position represents the Company’s maximum exposure to credit risk. The Company does not hold any collateral in respect of its financial assets.

The cash and cash equivalents are held with bank and financial institution counterparty, which are rated AA- to AA+, based on rating agency Standard & Poor’s ratings.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings, that are denominated in a currency other than the Company’s functional currency, the US dollar (USD). The currencies in which these transactions primarily are denominated is Singapore dollar (SGD).

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

At the reporting date, the Company’s exposure to foreign currency risk was as follows:

Group and Company SGD US$’000
Trade payables	304

304

FS12

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

Sensitivity analysis

A weakening (strengthening) of the Singapore dollar (SGD), as indicated below, against the US dollar at 31 December would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	Profit or loss US$’000	Equity US$’000
31 December 2014
SGD (3% strengthening)	(9)	(9)
SGD (3% weakening)	9	9

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its liquidity and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

The contractual obligations of financial liabilities are presented on the balance sheet and payable within 1 year.

9	General and administrative expenses

The following items have been included in arriving at loss for the period:

Group Financial period from 7 March 2014 (date of incorporation) to 31 December 2014 US$’000
Operating lease expense	44
Professional expenses	2,705
Depreciation and amortisation expenses	7
Employee benefits expense (see below)	4,652
Others	201

7,609

Employee benefits expense
Salaries, bonuses and other costs	147
Contributions to defined contribution plans	5
Share plan expense	4,500

4,652

FS13

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

10	Income tax expense

Group Financial period from 7 March 2014 (date of incorporation) to 31 December 2014 US$’000
Current tax expense
Current period	—

Reconciliation of effective tax rate
Loss before taxation	(7,609)

Income tax using corporate tax rate of 17%	(1,294)
Non-deductible expenses	765
Current year’s losses for which no deferred tax asset was recognised	529

—

11	Operating leases

Leases as lessee

The Company entered into a non-cancellable operating lease for the office rental at its place of business. Non-cancellable operating lease rentals are payable as follows:

Group and Company 2014 US$’000
Within one year	242
Between one and five years	444

686

12	Related parties

For the purpose of this financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

FS14

Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

Other than disclosed elsewhere in the financial statements during the period, the company engaged in the following significant related party transactions on terms agreed between the parties:

Key management personnel are those persons defined in Note 3.9.

Group Financial period from 7 March 2014 (date of incorporation) to 31 December 2014 US$’000
Short-term employee benefits	109
Share-based payments	4,500

4,609

Other related party transactions

Group Financial period from 7 March 2014 (date of incorporation) to 31 December 2014 US$’000
Israel Corporation Ltd. – recharge of legal and professional fees	1,935

There were no outstanding related party balances as at 31 December 2014.

13	Comparative information

No comparative figures have been presented as this is the first set of statutory financial statements prepared by the Company since the date of its incorporation.

14	Subsequent events

i)	On 7 January 2015 IC contributed its holdings in I.C. Power Ltd. (“I.C. Power”), Qoros Automotive Co. Ltd. (“Qoros”), ZIM Integrated Shipping Services Ltd. (“ZIM”), Tower Semiconductor Ltd. (Tower) and certain other smaller assets and entities, to the Company in exchange for 29,883,015 shares of the Company. All the Company’s shares were, in turn, distributed on 9 January 2015 to the shareholders of IC as a dividend in kind.

On 11 January 2015 the Company’s shares commenced trading on the Tel Aviv Stock Exchange and on 15 January 2015 in the New York Stock Exchange.

After the transaction the Company holds 100% interest in I.C. Power, 50% interest in Qoros, 32% interest in ZIM and 29% interest in Tower. I.C. Power, through its subsidiaries, is engaged in the production, operation and sale of electricity in countries in Latin America, the Caribbean region and Israel. It also is engaged in the construction and operation of power stations in Latin America. Qoros is a China-based automotive company that is jointly-owned with a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company. Qoros is an associated company. ZIM is an associated company that provides shipping services. Tower is a publicly traded company on Chinese automobile manufacturing company. Qoros is an associated company. ZIM is an

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Kenon Holdings Ltd

Financial statements

Financial period from 7 March 2014 (date of incorporation)

to 31 December 2014

associated company that provides shipping services. Tower is a publicly traded company on NASDAQ and Tel Aviv Stock Exchange that is engaged in the manufacture of semi-conductors, and integrated circuits. Tower is an associated company.

ii)	On 12 February 2015 the Company provided a loan of RMB400,000,000 (US$64,360,000) to Qoros, funded by cash in hand and a US$45,000,000 loan to the Company from IC drawn under a US$200,000,000 credit facility provided to the Company by IC.

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